Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED MAY 27, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated May 14, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose an update to the plan of distribution.

Primary Dealer Fee

The following supplements the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”

On May 31, 2013, we entered into an amendment to our dealer manager agreement to provide for payment by us to the Dealer Manager of a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the sales were all made before July 31, 2013 (unless extended by us, through written notice to the Dealer Manager) (the “Primary Dealer Fee Deadline”) and (ii) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $300,000,000 (the “Aggregate Primary Dealer Proceeds Cap”). Pursuant to that amendment, the Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers. The Dealer Manager will consider the primary dealer fee to be underwriting compensation subject to the limits described below. The primary dealer fee will be paid by us and will not be considered to be a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. The maximum primary dealer fee we will pay our Dealer Manager pursuant to the amendment is $15 million, although in the future we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments.

On May 27, 2014, we notified the Dealer Manager that, without limiting our ability to notify the Dealer Manager of further extensions, we were extending the Primary Dealer Fee Deadline for an additional term from May 27, 2014 through July 31, 2014, but only with respect to sales made by participating broker-dealers specifically approved by us as being eligible (“Primary Dealers”). In addition, we, the Dealer Manager and our Advisor entered into a new selected dealer agreement (the “Second Managed Offering Selected Dealer Agreement”) with Raymond James & Associates, Inc. (“Raymond James”) to provide for a new term pursuant to which Raymond James will use its best efforts to sell Class I shares in transactions entitling it to primary dealer fees. Pursuant to the Second Managed Offering Selected Dealer Agreement, we will pay the Dealer Manager a primary dealer fee of 5.0% of the gross proceeds raised from the sale of Class I shares sold by Raymond James in the primary offering, provided that the sales are all made between May 27, 2014 and July 31, 2014, unless extended by us (the “Second Managed Offering Term”). The total gross proceeds raised during the Second Managed Offering Term with respect to which the primary dealer fee will apply may not exceed $50 million, provided that we may unilaterally elect to increase the limit up to $100 million. In addition, with the consent of all parties to the Second Managed Offering Selected Dealer Agreement, the limit may be increased further, subject to the Aggregate Primary Dealer Proceeds Cap. The Dealer Manager will retain 0.5% of such gross proceeds and reallow the remainder of the primary dealer fee to Raymond James. The Dealer Manager will also reallow to Raymond James the dealer manager fee payable by us with respect to (a) Class I shares sold in our primary offering through Raymond James during the Second Managed Offering Term and (b) Class I shares sold through our distribution reinvestment plan that are purchased with distributions paid on such shares. During the Second Managed Offering Term, we may allow other participating broker-dealers to join Raymond James as Primary Dealers eligible to receive primary dealer fees under the Second Managed Offering Selected Dealer Agreement.